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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE 13G

                        Under the Securities Act of 1934

                      Trump Hotels & Casino Resorts, Inc.

             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    898168109

             ------------------------------------------------------
                                 (CUSIP Number)
             ------------------------------------------------------



The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 2 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
1   Name of Reporting Person   Steven A. Van Dyke

    I.R.S. Identification No. of Above Person     Not applicable

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
 Number of         5      Sole Voting Power

  Shares                  1,643,100
               -----------------------------------------------------------------
Beneficially       6      Shared Voting Power

 Owned by                 0
               -----------------------------------------------------------------
   Each            7     Sole Dispositive Power

 Reporting               1,643,100
               -----------------------------------------------------------------
Person With        8     Shared Dispositive Power

                         0
               -----------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    1,643,100
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                       [ ]

--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)

    7.30%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)

    IN, HC
--------------------------------------------------------------------------------





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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 3 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
1    Name of Reporting Person      Tower Investment Group, Inc.

     I.R.S. Identification No. of Above Person     59-2924229
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     Florida
--------------------------------------------------------------------------------
   Number of       5      Sole Voting Power

    Shares                1,628,100
               -----------------------------------------------------------------
 Beneficially      6      Shared Voting Power

   Owned by               0
               ----------------------------------------------------------------
    Each           7      Sole Dispositive Power

  Reporting               1,628,100
               -----------------------------------------------------------------
 Person With       8      Shared Dispositive Power

                          0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     1,628,100
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     7.24%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     HC
--------------------------------------------------------------------------------





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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 4 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
1    Name of Reporting Person    Bay Harbour Management, L.C.

     I.R.S. Identification No. of Above Person    59-3418243
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     Florida
--------------------------------------------------------------------------------
  Number of       5      Sole Voting Power

   Shares                1,628,100
               -----------------------------------------------------------------
 Beneficially     6      Shared Voting Power

   Owned by              0
               -----------------------------------------------------------------
    Each          7      Sole Dispositive Power

  Reporting              1,628,100
               -----------------------------------------------------------------
 Person With      8      Shared Dispositive Power

                         0
               -----------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     1,628,100
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     7.24%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------





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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 5 of 8 Pages
------------------------------                         -------------------------

Item 1(a)  Name of Issuer:

           Trump Hotels & Casino Resorts, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           200 Park Avenue
           New York, New York  10166-4999

Item 2(a)  Name of Person(s) Filing:

           Bay Harbour Management, L.C. ("Bay Harbour"), Tower
           Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke, in his capacity as the sole stockholder and President of Tower.

Item 2(b)  Address of Principal Business Office:

           The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602.

Item 2(c)  Citizenship:

           Bay Harbour - Florida
           Tower - Florida
           Mr. Van Dyke - United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           898168109

Item 3     The person(s) filing is (are):

           Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

           Tower is a parent holding company of Bay Harbour.

           Mr. Van Dyke is a "parent holding company" of Bay Harbour.





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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 6 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------

Item 4(a)  Amount Beneficially Owned:

           As of December 31, 1997, Bay Harbour may be deemed to be the beneficial owner of 1,628,100 shares of Common Stock of Trump Hotels & Casino Resorts, Inc. as a result of voting and dispositive power that it held with respect to the 1,628,100 shares of Common Stock of Trump Hotels & Casino Resorts, Inc. held for the account of four private investment funds and seven managed accounts.

           As of December 31, 1997, Tower may be deemed to be the beneficial owner of the 1,628,100 shares of Common Stock of Trump Hotels & Casino Resorts, Inc. deemed to be beneficially owned by Bay Harbour referred to above. Tower is the majority stockholder of Bay Harbour.

           As of December 31, 1997, Mr. Van Dyke may be deemed to be the beneficial owner of the 1,643,100 shares of Common Stock of Trump Hotels & Casino Resorts, Inc., consisting of (i) 1,628,100 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 15,000 shares of Common Stock beneficially owned by Mr. Van Dyke, individually. Mr. Van Dyke is the sole stockholder and President of Tower.

Item 4(b)  Percent of Class:

           7.30% (7.24% beneficially owned by Tower and Bay Harbour)

Item 4(c)  Number of shares as to which Bay Harbour has:

           (i)   sole power to vote or direct the vote: 1,628,100
           (ii)  shared power to vote or to direct the vote:  0
           (iii) the sole power to dispose of or to direct the disposition of: 1,628,100
           (iv)  shared power to dispose of or to direct the disposition of: 0

           Bay Harbour does not currently possess any rights to acquire additional shares of Trump Hotels & Casino Resorts, Inc. Common Stock.

           Number of shares as to which Tower has:

           (i)   sole power to vote or direct the vote: 1,628,100
           (ii)  shared power to vote or to direct the vote:  0
           (iii) the sole power to dispose of or to direct the disposition of: 1,628,100
           (iv)  shared power to dispose of or to direct the disposition of: 0




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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 7 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------

           Tower does not currently possess any rights to acquire additional shares of Trump Hotels & Casino Resorts, Inc. Common Stock.

           Number of shares as to which Mr. Van Dyke has:

           (i)   sole power to vote or direct the vote:  1,643,100
           (ii)  shared power to vote or to direct the vote:  0
           (iii) the sole power to dispose of or to direct the disposition of:  1,643,100
           (iv)  shared power to dispose of or to direct the disposition of: 0

           Mr. Van Dyke does not currently possess any rights to acquire additional shares of Trump Hotels & Casino Resorts, Inc. Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

           Inapplicable.

Item 6.    Ownership of More than 5% on Behalf of Another Person.

           The limited partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account holds a beneficial interest in the Trump Hotels & Casino Resorts, Inc.
           Common Stock which would cause such person to be deemed the beneficial owner of more than five percent of the outstanding Common Stock of Trump Hotels & Casino Resorts, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See Item 3 hereof.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of the Group.

           Inapplicable.



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------------------------------                         -------------------------
 CUSIP No. 898168109                     13G               Page 8 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------

Item 10.   Certification.

           By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction have such purpose or effect.

                              SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998              BAY HARBOUR MANAGEMENT, L.C.


                                      By: /s/ STEVEN A. VAN DYKE
                                         ---------------------------------------
                                         Name:  Steven A. Van Dyke
                                         Title: President and Chief Executive
                                                Officer


Dated:  February 6, 1998              TOWER INVESTMENT GROUP, INC.


                                      By: /s/ STEVEN A. VAN DYKE
                                         ---------------------------------------
                                         Name:  Steven A. Van Dyke
                                         Title: President



Dated:  February 6, 1998                         /s/ STEVEN A. VAN DYKE
                                         ---------------------------------------
                                                 Steven A. Van Dyke




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                                 Exhibit Index

Exhibit I Joint Filing Agreement, dated February ___, 1998, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc. and Steven A. Van Dyke




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